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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Calais Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127907-10-3

(CUSIP Number)

Thomas S. Hendricks, President
P.O. Box 653 — Caribou, 333 Caribou Road, Nederland, CO 80466
Telephone: 303-258-3806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D CUSIP No. 127907-10-3	Page 2 of 6

1.	Name of Reporting Person: Thomas S. Hendricks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 968,864

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 968,864

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,262,982

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.2% (Percentage based on number of shares issued and outstanding in last 10KSB)

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D CUSIP No. 127907-10-3	Page 3 of 6

Item 1. Security And Issuer

     This Statement relates to the Common Stock (the “Shares”) of Calais Resources, Inc., a company organized under the laws of British Columbia, Canada (the “Company”). The principal executive offices of the Company are located at 8400 East Crescent Parkway, Suite 600, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

     The identity and business address of the reporting person is Thomas S. Hendricks, P.O. Box 653 — Caribou, 333 Caribou Road, Nederland, CO 80466.

     The reporting person is the President, Chief Executive Officer and a Director of the Company.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions: (All dollar amounts are in US dollars unless otherwise indicated as Canadian dollars by the symbol Cnd.)

Securities	Amount/Source of Funds
5,000 shares of common stock	On June 10, 2003, Mr. Hendricks sold 5,000 shares of common stock for $.35 per share

5,000 shares of common stock	On June 11, 2003, Mr. Hendricks sold 5,000 shares of common stock for $.35 per share

5,000 shares of common stock	On June 12, 2003, Mr. Hendricks sold 5,000 shares of common stock for $.35 per share

5,000 shares of common stock	On June 13, 2003, Mr. Hendricks sold 5,000 shares of common stock for $.35 per share

75,000 shares of common stock	On February 24, 2004, the Company’s Board of Directors granted the reporting person a bonus of 75,000 shares of common stock ($1.76 per share) for services performed.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 4 of 6

Securities	Amount/Source of Funds
800,000 shares of common stock underlying convertible debentures	Mr. Hendricks assigned this convertible debenture to Judy Harvey on June 25, 2004 and disclaims any interest in the debenture or the shares underlying the debenture. Although this transaction was reported on Mr. Hendricks’ previous Schedule 13D, due to an erroneous calculation, the shares of common stock underlying the convertible debenture were incorrectly listed as 1,306,036 shares. The correct number of shares underlying the convertible debenture should have been listed as 800,000 shares (with a conversion price of Cdn$1.23).

3,000,000 shares of common stock underlying option	On July 8, 2004, the Company’s Board of Directors granted an option to purchase 3,000,000 shares of common stock to the reporting person in consideration for services provided.

294,118 shares of common stock underlying convertible debenture	On July 8, 2004, the Company’s Board of Directors granted Mr. Hendricks a bonus in the amount of $250,000, subject to a five year vesting provision ($50,000 per year). The bonus not distributed in cash will be converted into a convertible debenture, containing a conversion feature, allowing Mr. Hendricks to convert any portion of the vested amount into common stock for US$.85 per share. As of July 8, 2004, Mr. Hendricks became vested and eligible to receive $50,000 or 58,824 shares. The remainder of the vesting schedule is as follows: $50,000 on July 8, 2005; $50,000 on July 8, 2006; $50,000 on July 8, 2007; and $50,000 on July 8, 2008.

Item 4. Purpose of Transaction

     See Item 3, above.

Item 5. Interest in the Securities of the Issuer

     (a) The reporting person’s aggregate interest and percentage of common stock of Calais Resources, Inc. equals 4,262,982 shares and 21.2%, respectively. The shares of common stock and derivative securities described in Item 3 above are the only interest the reporting person has in Calais Resources, Inc.’s common stock.

     (b) The reporting person has sole voting power with respect to 968,864 shares of common stock and sole dispositive power with respect to 968,864 shares of common stock. The reporting person has no shared voting or dispositive power over any other securities of Calais Resources, Inc.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 5 of 6

     (c) N/A

     (d) N/A

     (e) N/A

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

SCHEDULE 13D CUSIP No. 127907-10-3	Page 6 of 6

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2004	By:	/s/ Thomas S. Hendricks
Thomas S. Hendricks

ATTENTION:	Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)